FORM 5    U.S. SECURITIES AND EXCHANGE COMMISSION   OMB Approval
                  Washington, D.C.  20549              OMB Number 3235-0362
                                                       Expires:  September
                                                                 30, 1998
           ANNUAL STATEMENT OF CHANGES IN              Estimated average
                BENEFICIAL OWNERSHIP                   burden hours per
                                                       response . . . 1.0
   [ ]  Check this box if no longer
        subject to Section 16.           Filed pursuant to Section 16(a) of
        Form 4 or Form 5                 the Securities Exchange Act of 1934,
        obligations may continue.        Section 17(a) of the Public Utility
        See Instruction 1(b).            Holding Company Act of 1935 or
                                         Section 30(f) of the Investment
   [ ]  Form 3 Holdings Reported         Company Act of 1940

   [ ]  Form 4 Transactions Reported


    1.   Name and Address of    2.   Issuer Name and Ticker or Trading Symbol  6.   Relationship of Reporting Person to Issuer
         Reporting Person                                                                   (Check all applicable)

                                                                                    ___   Director              ___   10% Owner
   GOTIMER JR.  WILLIAM     G.               Trailer Bridge, Inc. (TRBR)             x    Officer (give         ___   Other (specify
   (Last)       (First)  (Middle)              	                                                   title                     below)
                                                                                                   below)
                               3.   IRS or Social      4.   Statement for
                                    Security                  Month/Year                     Secretary and General Counsel
      500 Park Avenue,              Number of                                                -----------------------------
       Suite 540                    Reporting               December 1997
             (Street)               Person
                                    (Voluntary)
                                                       5.   If Amendment,     7. Individual or Joint/Group Filing (Check
                                                            Date of                Applicable Line)
                                                            Original             X   Form filed by One Reporting Person
      New York     New York                                 (Month/Year)        ___  Form filed by More than One Reporting
                     10022                                                           Person
      (City)         (State)
                     (Zip)

                           Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

    1. Title of Security       2.Trans-     3. Trans-   4.  Securities        5.  Amount of Securities       6. Owner-  7.  Nature
       (Instr. 3)                action        action       Acquired (A)          Beneficially Owned at End     ship        of In-
                                 Date          Code         or Disposed of (D)    of Issuer's Fiscal Year       Form:       direct
                                 (Month/       (Instr.      (Instr. 3, 4 and      (Instr. 3 and 4)              Direct      Bene-
                                 Day/           8)            5)                                                (D) or      ficial
                                 Year)                                                                          Indirect    Owner-
                                                                                                                (I)         ship
                                                                                                                (Instr.     (Instr.
                                                                                                                4)          4)
                                                          Amount   (A) or    Price
                                                                   (D)







   Reminder:  Report on a separate line for each class of securities
              beneficially owned directly or indirectly.                                                                     (Over)

   *  If the form is filed by more than one reporting                                                               SEC 2270 (7/96)
      person, see instruction 4(b)(v).  (Print or Type Responses)

   FORM 5          Table II - Derivative Securities Acquired, Disposed of,
   (continued)   or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


    1. Title       2. Conver-       3. Trans-       4. Trans-       5. Number       6. Date Exer-
       of             sion or          action          action          of              cisable
       Deriv-         Exercise         Date            Code            Deriv-          and
       ative          Price of         (Month/         (Instr.         ative           Expiration
       Security       Derivative       Day/Year)       8)              Securities      Date (Month/
       (Instr.        Security                                         Acquired        Day/Year)
       3)                                                              (A) or
                                                                       Disposed
                                                                       of (D)
                                                                       (Instr. 3,      Date         Expira-
                                                                       4 and 5)        Exer-        tion
                                                                                       cisable      Date
                                                                       (A)    (D)

    Option to
    purchase (1)        $9.30          09/10/97           J           5,000            03/01/98     09/09/02








   7. Title and         8. Price of        9. Number of       10. Ownership        11. Nature
      Amount of            Derivative         Derivative          of                   of In-
      Underlying           Security           Securities          Derivative           direct
      Securities           (Instr. 5)         Beneficially        Security;            Bene-
      (Instr. 3                               Owned at End        Direct (D)           ficial
       and 4)                                 of Year             or Indirect          Owner-
                                              (Instr. 4)          (I) (Instr.          ship
                                                                  4)                   (Instr. 4)
   Title     Amount or
             Number of
             Shares



   Common     5,000                             5,000                  D
   Stock



   Explanation of Responses:

   (1) Option granted to reporting person by principal shareholder. Option becomes exercisable in full on March 1, 1998.



   **Intentional misstatements or omissions
     of facts constitute Federal Criminal            *               02/13/98
     Violations.  See 18 U.S.C. 1001 and       ** Signature of          Date
     15 U.S.C. 78ff(a).                        Reporting Person

   Note:   File three copies of this Form,
           one of which must be manually
           signed.  If space provided is       *By:/s/ William G. Gotimer, Jr.
           insufficient, see Instruction           William G. Gotimer, Jr.
           6 for procedure.                        Attorney-in-Fact

   Potential persons who are to respond to the
   collection of information contained in this
   form are not required to respond unless the                         Page 2
   form displays a currently valid OEM Number.                SEC 2270 (7/96)